UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 2)*

COMARCO, INC.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

200080109

(CUSIP Number)

March 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Esopus Creek Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3.	SEC use only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Andrew Sole
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3.	SEC use only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 81,015
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 81,015
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,015
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Joseph S. Criscione IRA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3.	SEC use only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 35,000
	6.	Shared Voting Power 15,000
	7.	Sole Dispositive Power 35,000
	8.	Shared Dispositive Power 15,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Ann E. Lauridsen IRA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3.	SEC use only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 15,000
	6.	Shared Voting Power 35,000
	7.	Sole Dispositive Power 15,000
	8.	Shared Dispositive Power 35,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200080109

The following constitutes Amendment No. 2 (this "Amendment") to the Schedule 13G, dated August 25, 2004 (the "Original Schedule 13G"). This Amendment amends the Original Schedule 13G, as previously amended, as specifically set forth herein. All terms capitalized herein shall have the respective meanings set forth in the Original Schedule 13G.

The reporting persons now own less than five percent of the Common Stock of Comarco, Inc.

Item 1(a):	Name of Issuer:

COMARCO, INC.

Item 1(b):	Address of Issuer's Principal Executive Offices:

2 Cromwell
Irvine, California 92618

Item 2(a):	Name of Person Filing:

Esopus Creek Capital, LLC
Andrew Sole
Joseph S. Criscione IRA
Ann E. Lauridsen IRA

Item 2(b):	Address of Principal Business Office or, if none, Residence:

500 Fifth Avenue
Suite 2620
New York, NY 10110

Item 2(c):	Citizenship:

See Item 4 of Cover Page

Item 2(d):	Title of Class of Securities:

See Cover Page

Item 2(e):	CUSIP Number:

See Cover Page

Item 3:	Type of Reporting Person:

		Not Applicable. This Statement is filed pursuant to §240.13d-1(c).

Item 4:		Ownership:

	(a)	Amount beneficially owned:	131,015

	(b)	Percent of Class:	1.7%

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote:	0

		(ii) Shared power to vote or to direct the vote:	131,015

		(iii) Sole power to dispose or to direct the disposition of:	0

		(iv) Shared power to dispose or to direct the disposition of:	131,015

Item 5:		Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6:		Ownership of More than Five Percent on Behalf of Another Person:

		Not Applicable

Item 7:		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

		Not Applicable

Item 8:		Identification and Classification of Members of the Group:

		Not Applicable

Item 9:		Notice of Dissolution of Group:

		Not Applicable

Item 10:		Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2005

The undersigned limited liability company, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein

Esopus Creek Capital, LLC

By: /s/ Andrew Sole
      Andrew Sole
      Managing Member

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By: /s/ Andrew Sole
      Andrew Sole

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By: /s/ Joseph S. Criscione
      Joseph S. Criscione

The undersigned individual, on the date above written, agrees and consents to the joint filing on her behalf of this Schedule 13G in connection with her beneficial ownership of the security reported herein.

By: /s/ Ann E. Lauridsen
      Ann E. Lauridsen